Filed by Microsoft Corporation
pursuant to Rule 425 of the Securities Act
of 1933 and deemed filed pursuant to Rule
14a-12 of the Securities Exchange Act of 1934
Subject Company: Yahoo! Inc.
Commission File No.: 000-28018
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Microsoft Corporation plans to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction. The definitive proxy statement/prospectus will be mailed to shareholders of Yahoo! Inc. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.
     Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 8, 2007, and its proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on September 29, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
     Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.
     All information in this communication is as of February 1, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.
************

2

     FINAL TRANSCRIPT OF THE ANALYST/INVESTOR CONFERENCE CALL HELD AT 8:30 A.M. EASTERN TIME/5:30 A.M. PACIFIC TIME ON FEBRUARY 1, 2008.

FINAL TRANSCRIPT

Thomson StreetEvents[SM]

MSFT - Microsoft Proposes Acquisition of Yahoo! Conference Call

Event Date/Time: Feb. 01. 2008 / 8:30AM ET

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F I N A L    T R A N S C R I P T
Feb. 01. 2008 / 8:30AM, MSFT — Microsoft Proposes Acquisition of Yahoo! Conference Call
C O R P O R A T E    P A R T I C I P A N T S
Larry Cohen
Microsoft — General Manager, Corporate Communications
Steve Ballmer
Microsoft — CEO
Kevin Johnson
Microsoft — President, Platform and Services
Ray Ozzie
Microsoft — Chief Software Architect
Chris Liddell
Microsoft — CFO
Brad Smith
Microsoft — General Counsel
C O N F E R E N C E    C A L L    P A R T I C I P A N T S
Charles DiBona
Sanford Bernstein — Analyst
Heather Bellini
UBS — Analyst
Sarah Friar
Goldman Sachs — Analyst
Imran Khan
JPMorgan — Analyst
John DiFucci
Bear Stearns — Analyst
Brent Thill
Citigroup — Analyst
P R E S E N T A T I O N
Operator
Good morning, everyone. My name is Elsa and I will be your conference operator today. At this time I would like to welcome everyone to the Microsoft conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (OPERATOR INSTRUCTIONS) This call is being recorded and your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line.
At this time, I would like to turn the call over to Mr. Larry Cohen. Sir, you may begin your conference.
Larry Cohen - Microsoft — General Manager, Corporate Communications
Thank you, operator. Good morning, everybody. I’m Larry Cohen, General Manager of Corporate Communications at Microsoft. With me this morning are Steve Ballmer, our Chief Executive Officer; Chris Liddell, our Chief Financial Officer; Kevin Johnson, our President of the Platform and Services division; Ray Ozzie, our Chief Software Architect; and Brad Smith, our General Counsel.

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F I N A L    T R A N S C R I P T
Feb. 01. 2008 / 8:30AM, MSFT — Microsoft Proposes Acquisition of Yahoo! Conference Call
Earlier this morning Microsoft announced its proposal to acquire Yahoo!. A copy of the press release we issued as well as the slide presentation for today’s conference call can be found on our website at Microsoft.com.
Before we begin, I want to read the following. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Yahoo! or Microsoft. Microsoft will file a registration statement on Form S-4 with a proxy statement and prospectus with the Securities and Exchange Commission which will be available at no cost to Yahoo! shareholders at www.sec.gov. Yahoo! shareholders are encouraged to read the statement on Form S-4 when it becomes available.
This announcement includes forward-looking statements including statements about our beliefs and expectations regarding the proposed business combination of Microsoft and Yahoo!, the potential costs and benefits of any such transaction and potential synergies of the proposed transaction and actual results could differ materially. Additional information concerning factors that could cause actual results to differ materially from these projected in any forward-looking statements will be contained in the Form S-4.
With that, I am going to now turn the call over to Steve.
Steve Ballmer - Microsoft — CEO
Thanks, everybody. Thanks for your time. We are all very excited about today’s announcement. We see this announcement as being significant for our joint shareholders, customers and employees. We also see this announcement as the next major milestone in Microsoft’s companywide transformation to embrace online services overall and to invest very successfully in search and advertising.
As you may have seen in the information we sent out earlier today, we have been engaged in conversations with Yahoo! management off and on for the last 18 months. Last night I called Jerry Yang to discuss our proposal. This is a proposal we believe to be a very good deal for Yahoo! shareholders and an offer we want them to think about seriously, to be excited about, and particularly to have the Yahoo! employees be very, very excited about.
If you look at Microsoft and Yahoo!, our companies really do share a vision for the potential of online services and advertising specifically. When you combine the strengths of our two companies, the result will be an incredibly efficient and competitive offering for consumers, for advertisers and for publishers.
There are now several steps we will both need to take in order to successfully move forward. We are very committed to this. A year ago the Yahoo! management team told us it wasn’t really the right time to discuss an acquisition. We believed then in the benefits of combining the two companies and we believe now in those benefits more than ever. That is why we are making it public today so both sets of shareholders, employees and customers can understand the incredible opportunity in a combination of Microsoft and Yahoo!.
This is a decision we have thought and I personally have thought long and hard about. And we are very, very confident it is the right path for Microsoft and for Yahoo!.
I’d like to turn things over to Kevin Johnson to say a few words about the industry opportunity and dynamics and more specifically, some of the benefits we see in this combination.
Kevin Johnson - Microsoft — President, Platform and Services
Thanks Steve. Let me just start with the opportunity. The online advertising industry is a very large industry today at over $40 billion and it is forecasted to grow quite rapidly to reach nearly $80 billion in the next three years. Online advertising not only represents

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F I N A L    T R A N S C R I P T
Feb. 01. 2008 / 8:30AM, MSFT — Microsoft Proposes Acquisition of Yahoo! Conference Call
a significant growth opportunity but it is also a critical element of the business model for monetization of consumer Internet services, Internet services we create and Internet services of our partners.
At the July 2007 financial analyst meeting, I shared our view of the industry value chain, the analysis of that value chain, a framework for the user services and a framework for the underlying advertising platform. We have continued to execute against that plan that was discussed at the financial analyst meeting with the successful integration of aQuantis, expansion of the base of publishers using our ad platform, a new integrated suite of our Windows Live Services, an improved live search service, and continued engagement of users on our MSN portal.
There are a few key dynamics in the online advertising industry that I think are worth noting. First, this is a business that has scale economics in a few key areas; scale economics in search and ad serving and scale economics and the capital needed to support these areas, CapEx for data centers, servers and infrastructure.
Second, this is a business where technology matters. It is a software problem. It is about engineering and R&D expertise and growing the capacity is really critical to the success related to achieving scale. Third, this is a business that requires significant investment in servers, data centers and infrastructure to support the high scale services.
Because of these dynamics, scale economics, the technology driven nature of this industry and the capital investment, you see this industry going through a period of consolidation. Today the market is increasingly dominated by one player. By combining assets of Microsoft and Yahoo!, we can offer a more competitive choice for consumers, advertisers and publishers. The fact is that the industry will be better served by having a more credible alternative in areas of search and advertising.
Let me now speak to the synergies that this combination creates. The first is around expanded R&D capacity. We can drive synergy by combining our engineering talent pools. Today, engineering resources work on many of the same problems. If you look across our two companies, there are two search indexes, two ad platforms. By combining our engineering talent, we are going to enable more innovation across a wider range of priorities. This increased capability will enable enhanced user experiences, increase search innovation and enable new capabilities in the advertising platform. All of this leads to better value for customers whether they are consumers, advertisers or publishers.
The second pillar of synergies is around focusing the engineering resources on many of the emerging user experiences. This expanded R&D capacity can improve our ability to drive innovation in emerging areas such as video, mobile, and online commerce. Ray Ozzie will talk about this in a little bit more detail.
Third is around scale economics. This combination enables us to eliminate duplicate CapEx related to the infrastructure of servers and data centers that support search, the ad platform and these user services. By combining the two companies’ search and non-search advertising inventory onto a single ad platform, revenue yields will improve. These scale economics enable a more efficient operation, better value for advertisers and agencies and a better value proposition for publishers.
The fourth pillar of synergy is around operating efficiencies. This is an area where synergies are created by ensuring that we eliminate redundant operating expenses. Part of this is ensuring that we have the right people in the right jobs and the right amount of headcount allocated to each function in the business. The impact of these four synergies will drive important value for our customers and shareholders. We have developed a very clear integration plan that will include leaders from both companies and a very clear set of principles to bring the combined entity together.
The integration approach we are taking is based on the successful integration that we have had with aQuantive and Tellme and bringing those together with the Microsoft online businesses.
Let me now hand over to Ray Ozzie to talk a bit more about the technology assets and experiences. Ray?

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F I N A L    T R A N S C R I P T
Feb. 01. 2008 / 8:30AM, MSFT — Microsoft Proposes Acquisition of Yahoo! Conference Call
Ray Ozzie - Microsoft - Chief Software Architect
Thanks, Kevin. Over the course of the past 10 years, our lives, our businesses, even our society has progressively been transformed by the Web. The early Web grew through explosion of information portals as our gateways to content and commerce and also through simple communication tools such as e-mail and IM enabling us to send messages to one another across the globe.
But since then the Web has evolved tremendously. Beyond the portal, search now plays a pivotal role in how we find information, how we research, how we shop. For the most part search is still 10 blue links but innovations will transform the search user experience in the way ads are delivered whether in specific verticals, in mobile search or even in natural language search, innovations that will benefit users, advertisers and publishers alike.
On the communication side, the Web has also evolved toward social media and social platforms that use relationships and our collective online behavior to transform how we stay informed, how we find and share media and how we communicate and interact with one another on the Web. This social platform will progressively become a new entry point to all that the Web can offer. Before long these same technologies will even transform the productivity side of our lives as the social platform enters the workplace.
Since its early years, Yahoo! has played a key role in the growth and evolution of the Web. We have tremendous respect for the engineering team and the work that they have done. They have been pioneers and leaders in building compelling high scale services and infrastructure. Yahoo! has tremendous community and content assets and by combining these with Microsoft’s experience and our own assets, assets ranging from personal and business productivity to entertainment and devices, we can further and accelerate the transformation for all users to a more social Web.
We respect the work Yahoo! has done in the realm of creating an open development platform through its Yahoo! developer network and look forward to extending this great work to an even broader base of developers. Moving forward, we believe a combination of Yahoo! and Microsoft will enable us to deliver a broad range of new experiences to our customers that neither of us would have achieved on our own.
So we are excited about this opportunity, an opportunity to collectively deliver compelling, seamless experiences that combine the power of the Internet with the magic of software across a world of devices.
Now I would like to hand it over to Chris Liddell who will briefly summarize the transaction.
Chris Liddell - Microsoft - CFO
Thanks, Ray. Let me just talk a little to the headline numbers and some of the key financial features for you. Firstly, the offer is for $44.6 billion. That is based on our offer price of $31 a share. The offer is for a mix of 50% cash and 50% equity with the equity equal to 0.9509 Microsoft shares based on our closing price at the end of yesterday. And we are looking to targeting to close the transaction in the second half of this calendar year ’08.
In terms of the offer itself, we believe it is extremely attractive for both Microsoft shareholders and Yahoo! shareholders. From a Yahoo! shareholder perspective, it is a 62% premium to their closing price at the end of yesterday and when you look at Yahoo!, a large part of their underlying value is their stakes in nonoperating businesses. When you look at our offer relative to its operating assets, it is a greater than 100% premium.
We also believe it is attractive to Microsoft shareholders because of our potential to drive synergies and we see the opportunity to drive at least $1 billion of synergies based on the areas that Kevin Johnson outlined. We also see that the transaction we believe will, from an EPS point of view, be the breakeven or better of Microsoft in the second full fiscal year post closing. But those are some of the accounting and synergy basis. The real opportunity from our perspective is to drive long-term economic value for our shareholders.

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F I N A L    T R A N S C R I P T
Feb. 01. 2008 / 8:30AM, MSFT — Microsoft Proposes Acquisition of Yahoo! Conference Call
So with those headline comments, I will hand back to Larry and I believe we are going to take some questions on (multiple speakers).
Larry Cohen - Microsoft - General Manager, Corporate Communications
That’s right, operator. We’re going to open it up for questions now.
Q U E S T I O N S   A N D   A N S W E R S
Operator
Thank you. (OPERATOR INSTRUCTIONS). Charles DiBona, Sanford Bernstein.
Charles DiBona - Sanford Bernstein - Analyst
I guess this is probably most directed at Steve here. When you did the aQuantive deal last summer, you seemed to reduce the need for sort of a large transformative acquisition like this. Can you talk about now pursuing Yahoo! in the context of what you have already done in terms of assembling assets on the online business? And is there any kind of read-through from now going after Yahoo! to how those acquisitions have fared and how they have repositioned your company?
Steve Ballmer - Microsoft - CEO
Well, in a sense there’s three constituencies as Kevin described, and we need to continue to build critical mass with all three; consumers, advertisers and publishers. Our aQuantive acquisition was a great step forward, particularly with advertisers, but we also picked up some publisher assets that we liked. Of course, there was no consumer face to that, and at the end of the day, the critical mass is consumers/advertisers, advertisers/publishers, publishers and advertisers, consumers, those all kind of mix together.
And certainly from a consumer perspective — also from an advertiser perspective and a publisher perspective — but from a consumer perspective there is no better way to increase scale and capacity than this acquisition.
Charles DiBona - Sanford Bernstein - Analyst
Thank you.
Operator
Heather Bellini, UBS.
Heather Bellini - UBS - Analyst
Hi, good morning, everybody. I just wanted to ask a question, Steve. Typically, revenue synergies in software deals have been elusive, at least that’s what us and the industry would at least remember. Can you talk with us a little bit about the revenue synergies you would expect, why you would expect to get them, and over what time frame we could expect to see them, how these play out? Thank you.

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F I N A L    T R A N S C R I P T
Feb. 01. 2008 / 8:30AM, MSFT — Microsoft Proposes Acquisition of Yahoo! Conference Call
Steve Ballmer - Microsoft - CEO
Yes. I am going to let Kevin take this. I will highlight this is a software-based business, and it is an advertising revenue gain. The dynamics of advertising revenue are very much different than the dynamics of software revenue.
Heather Bellini - UBS - Analyst
Right. That’s why I had thought it would be helpful to put it into perspective for everyone.
Kevin Johnson - Microsoft - President, Platform and Services
Yes, Heather, the online advertising industry is an industry where scale matters. Scale economics come into play in driving yield of ad serving, whether it is search or non-search-related ads. So by aggregating critical mass of inventory on a single ad platform, it enables that ad platform to drive higher yield for publishers.
So there is a set of things, when you look at the synergies, the scale economics, some of those scale economics can kick in fairly rapidly when you just look at the simple step of just combining the search-related ad inventory on a single ad platform.
Other areas of the scale economics and revenue opportunity are going to come longer-term as we continue to build out more capability and innovate around things like behavioral targeting. That is going to unlock more value from a revenue standpoint. So scale matters, and there are some things that are short-term scale economic growth and other things that will be longer-term that this innovation, this combined engineering force, can drive.
Heather Bellini - UBS - Analyst
Can I just ask a quick follow-up if possible? So looking where your margins are, your operating margins versus Yahoo!’s, if you are successful once the deal closes, how fast do you think we could see the margin for the combined company ramp back which would appear a lot closer to the corporate average?
Steve Ballmer - Microsoft - CEO
I don’t think that is a good way to think about it. This business will have different economic dynamics than Windows and will have different economic dynamics than our entertainment and device business. So I think relating things to corporate average is probably not a good way to think about it.
I think as I have said in other contexts of other businesses, in some senses we have at least four different business models now inside Microsoft that all need to be modeled separately.
Kevin Johnson - Microsoft - President, Platform and Services
Heather, at the financial analyst meeting in July when I showed the framework of the value chain analysis, we segmented this entire industry into a set of end-user service categories and the underlying ad platform. And I showed kind of our view of the revenue size of those, and each of those elements of that taxonomy have different operating characteristics and different operating income. So if you refer back to that FAM meeting, it at least gives you a sense of this particular industry and the financial dynamics behind it.

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F I N A L    T R A N S C R I P T
Feb. 01. 2008 / 8:30AM, MSFT — Microsoft Proposes Acquisition of Yahoo! Conference Call
Heather Bellini - UBS — Analyst
But clearly, margin should be moving up significantly versus what you have been reporting in this segment.
Chris Liddell - Microsoft — CFO
Yes, Heather, if I can answer that. I think you have to look at the company as I have talked about in the past, in three different ways as they are core businesses of our clients.
Heather Bellini - UBS — Analyst
Yes, I am just clearly looking at it right now in the OSB segment.
Kevin Johnson - Microsoft — President, Platform and Services
We have been losing money. Our plan here would not be to lose money in the future. That would be correct.
Heather Bellini - UBS — Analyst
Okay. That helps.
Kevin Johnson - Microsoft — President, Platform and Services
So that would be margin improvement.
Larry Cohen - Microsoft — General Manager, Corporate Communications
Operator, let’s go on to the next question, please.
Operator
Sarah Friar, Goldman Sachs.
Sarah Friar - Goldman Sachs — Analyst
Good morning. Just two questions for you. Any thoughts on whether this could become a more competitive process, and I guess what makes Microsoft a better buyer than say one of the larger media companies? And then just maybe a second question on the price. As you think about it, is this a best and final offer? Probably an easier way to ask it is what are some of the other factors you might consider here on coming to a final offer price with Yahoo!?
Chris Liddell - Microsoft — CFO
If I could just answer that, Sarah, I mean clearly we believe the offer is a very attractive one from a Yahoo! shareholder perspective. We struck it in a way that we think will make it attractive, and that is our perspective on it.

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F I N A L    T R A N S C R I P T
Feb. 01. 2008 / 8:30AM, MSFT — Microsoft Proposes Acquisition of Yahoo! Conference Call
Sarah Friar - Goldman Sachs — Analyst
Just on the competitiveness of the process, why Microsoft over maybe some of the media companies that could take a look at Yahoo!?
Brad Smith - Microsoft — General Counsel
This is Brad Smith. Obviously, any number of companies might have an interest. We have clearly made a very compelling offer. The reaction from publishers, which includes a lot of the media companies, has been very positive. They have been encouraging us to make this kind of acquisition. In fact, we have been getting unsolicited feedback this morning from publishers and advertisers that this is the right kind of step that is going to create a more compelling and competitive number two in the marketplace.
As I said, any number of companies might take an interest. I think there is really one company that cannot. That is Google itself. Given that Google has roughly a 75% market share worldwide for online page search, they are not in a position to do this. Given its super dominant market share, Google is clearly prevented by the antitrust laws from buying Yahoo! or buying this business from Yahoo!.
Larry Cohen - Microsoft — General Manager, Corporate Communications
Okay, operator, next question, please.
Operator
Imran Khan, JPMorgan.
Imran Khan - JPMorgan — Analyst
Yes, thank you for taking my questions. Two questions and I think geared toward Kevin. Kevin, you know one of the biggest challenges that Yahoo! faced over time was the losing search market share. As you are trying to buy this company, why do you think that you can stop losing search market share? You talked about getting scale on the improved monetization and improvement on the market set but how do you stop losing search market share? So that is the question number one.
And the question number two is probably geared towards Steve. If you look at Yahoo! they have assets in Japan and China where they have a minority investment. What is your view about those assets? Do you keep them or do you try to think about divesting them? Thank you.
Kevin Johnson - Microsoft — President, Platform and Services
Yes, let me take the first question. You know clearly we think the synergy around expanded R&D capability helps us get a broader reach on innovation in new areas that will help us drive breakthroughs in search. The fact is today we’ve got two engineering forces in our companies that largely are focused on many of the same problems around crawling the web, the core search relevance algorithms and many of the things related to search.
By combining these engineering forces, we can be more efficient in the engineers that are allocated and really focused on driving the core relevance and bring up engineers to drive more innovation in the area of search vertical, search user experience and the social media aspects of search. And so certainly there is work that has got to be done that goes into that but this combination of resources we think really positions us well for that opportunity.

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F I N A L    T R A N S C R I P T
Feb. 01. 2008 / 8:30AM, MSFT — Microsoft Proposes Acquisition of Yahoo! Conference Call
Steve Ballmer - Microsoft — CEO
With respect to the minority interest Yahoo! has and those are complex relationships, they are minority investments but at the same time the Yahoo! brand is run through Yahoo! Japan and SoftBank in Japan and similarly with Alibaba in China; I think our basic approach there would be to buy all of Yahoo!, understand those relationships and the default would not need be to make any change in those relationships. But I am sure we will learn more as we get into it.
Operator
John DiFucci, Bear Stearns.
John DiFucci - Bear Stearns — Analyst
Thank you. You talked a lot about scale and the reason for doing this but couldn’t you have simply expanded R&D capacity given your balance sheet? And especially given the risk in integrating what appear to be two companies with vastly different cultures especially since you have to list four synergies to go through to make this sort of make a lot of sense. And I am just curious was that risk of integration accounted for when you calculated that at least $1 billion of synergy?
Steve Ballmer - Microsoft — CEO
I think the risks are there — any large integration process has risks associated with it and I know we have all thought about it. Sure, we could have hired engineers and kept hiring engineers. We are very good at that. We have been hiring engineers but at the same time, the market continues to grow and the leader continues to consolidate its position and there is nothing quite like putting together and having the chance to put together two larger sophisticated R&D organizations.
There is a lot of great talent. We are very respectful of what Yahoo! has accomplished not only in search and advertising but in many of the other areas. And a good integration — putting these things together with a great integration actually should be quite accelerant to progress.
Kevin Johnson - Microsoft — President, Platform and Services
I would just add too, that I believe employees in our two companies really share a common passion for innovation and utilizing technology to create great user experiences and value in this online advertising industry. And I think that that common passion is the opportunity we have together with employees in both companies to really combine in a way that makes not only strategic sense but good financial sense as well.
John DiFucci - Bear Stearns — Analyst
So it sounds like time to market really weighed in here and that makes sense. But this is a bid for Yahoo! and they issued a press release and they are mulling it over I guess. But just curious if this has been talked about for quite some time, I am just — why couldn’t you just wait a little bit longer to get this so that it is a friendly deal out there and it just gets done pretty much right away?
Kevin Johnson - Microsoft — President, Platform and Services
Well look, we believe in this combination now more than ever. We have made a great offer. We respect the fact that their Board and management team has a lot to consider but we look forward to the dialogue.

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F I N A L    T R A N S C R I P T
Feb. 01. 2008 / 8:30AM, MSFT — Microsoft Proposes Acquisition of Yahoo! Conference Call
John DiFucci - Bear Stearns — Analyst
Okay. Thank you.
Operator
Brent Thill, Citi.
Brent Thill - Citigroup — Analyst
Thanks, good morning. Steve, just regarding the existing brands of line in the sand, how you thinking about that post this acquisition?
Kevin Johnson - Microsoft — President, Platform and Services
Let me take that and I will let Steve punctuate. But look, the Yahoo! brand is a great brand. We love the Yahoo! brand. Part of our integration principles and the learning and working with aQuantive and Tellme is that we want to have clear integration principles and a joint leadership team of Microsoft leaders and Yahoo! leaders to really work through the thoughtful process of how you land the specifics on this. We have got clear line of sight to the synergies and the value creation we are going to unlock. We have got a clear set of principles and we are going to go through a thoughtful process with great talent from both Yahoo! and Microsoft to really make the specific decisions on how that lands.
Steve Ballmer - Microsoft — CEO
You know Windows software, [not] service, is sometimes people read that when we say it as search and advertising and portal. It really represents a transformation of our business. The Windows user wants to be live. The Windows experience needs to increasingly embrace the Internet. There will be a Windows Live office. There will be an Office Live as we continue to bring out innovations in which Office transforms and is transformed by the Internet.
So certainly Windows Live, Office Live, Yahoo!, those are all I think powerful opportunities, powerful brands. Exactly how we relate MSN and some of those other things, we have some thoughts but as Kevin said, the team from both companies would be best prepared to assess that.
Brent Thill - Citigroup — Analyst
And just as you look at further acquisitions, is this pretty much put on hold anything you are doing on the enterprise software side in the near term?
Steve Ballmer - Microsoft — CEO
No.
Brent Thill - Citigroup — Analyst
Thank you.

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F I N A L    T R A N S C R I P T
Feb. 01. 2008 / 8:30AM, MSFT — Microsoft Proposes Acquisition of Yahoo! Conference Call
Larry Cohen - Microsoft — General Manager, Corporate Communications
Thank you. Thank you all for joining us. Bye-bye.
Operator
Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day.

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